                                                                 File No. 69-188

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To Be Filed Annually Prior to March 1*

*Extension until May 15, 1999 granted by Office of Public Utility Regulation on February 24, 1999.

                             MIDWEST BOTTLE GAS CO.
                                (Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.


CLAIMANT:
     Name:                         Midwest Bottle Gas Co.
     State of Organization:        Wisconsin
     Principal Office:             3600 Hwy. 157
                                   Le Crosse, WI 54601

     Location & Nature of
     Business:                     Sale of L.P. Gas and Gas
                                   Appliances in and around
                                   La Crosse, Mondovi, Richland
                                   Center, Black River Falls,
                                   Chetek, Prairie du Chien, Owen
                                   Mauston, Shell Lake, Eau Claire,
                                   Menomonie, and Minocqua, WI


                                       1.

SUBSIDIARIES:

A.    Name:                            Olson's L.P. Gas, Inc.

      State of Organization:           Wisconsin

      Principal Office:                Blair, Wisconsin
      Location & Nature of
      Business:                        Sale of L.P. Gas and Gas
                                       Appliances and  fertilizer in
                                       and around  Blair, WI.

B.    Name:                            Midwest Bottle Gas Company of
                                       Minnesota

      State of Organization:           Minnesota

      Principal Office:                107 East Main Street
                                       Caledonia, MN

      Location & Nature of
      Business:                        Sale of L.P. Gas and Gas
                                       Appliances in and around
                                       Caledonia, MN.

C.    Name:                            Midwest Natural Gas, Inc.

      State of Organization:           Wisconsin

      Principal office:                3600 Hwy. 157
                                       La Crosse, WI  54601

      Location & Nature of
      Business:                        This Corporation operates
                                       natural gas distribution
                                       facilities in the following
                                       communities in Western
                                       Wisconsin.

                                       Arcadia               East Farmington
                                       Independence          Somerset
                                       Mondovi               Houlton
                                       Whitehall             Roberts
                                       Westby                Burkhart
                                       Viola                 Ettrick
                                       LaFarge               Galesville
                                       Coon Valley           Trempealeau
                                       Eleva                 New Amsterdam
                                       Strum                 Centerville
                                       St. Joseph

                                       2.

D.   Name:                                     Tomah LP Gas Service, Inc.

     State of Organization;                    Wisconsin

     Principal Office:                         305 Arthur Street
                                               Tomah, WI 54660

     Location & Nature of
     Business:                                 Sale of L.P. Gas, fuel oil and
                                               appliances in and around Tomah,
                                               WI.

E.   Name:                                     Hiawatha Valley Gas Company

     State of Organization:                    Minnesota

     Principal Office:                         Hwy. 61
                                               Minnesota City, MN 55959

     Location & Nature of
     Business:                                 Sale of L.P, Gas and appliances
                                               in and around Winona, MN.

F.   Name:                                     Tru-Gas of Florida, Inc.

     State of Organization:                    Florida

     Principal office:                         206 E. New Haven Avenue
                                               Melbourne, FL 32901
     Location & Nature of
     Business:                                 Sale of L.P. Gas and appliances
                                               in and around Melbourne, Cocoa,
                                               Chiefland, Crystal River, New
                                               Smyrna Beach, Bronson, Old Town,
                                               Silver Springs, Hernando, High
                                               Springs, Florida and Blakely,
                                               Georgia. Development of an
                                               adult mobile home park in West
                                               Melbourne, Florida.


G.   Name:                                     Dawson Oil Company, Ltd.

     State of Organization:                    Wisconsin

     Principal Office:                         3600 Hwy. 157
                                               La Crosse, WI 54601
     Location & Nature of
     Business:                                 Wholesale of L.P. Gas to in-
                                               dependent dealers in Minnesota,
                                               Wisconsin, Iowa, North Dakota,
                                               South Dakota and Nebraska.

                                       3.

H.   Name:                                     Midwest LPG Insurance
                                               Specialist, Inc.

     State of Organization:                    Wisconsin

     Principal Office:                         3600 Hwy. 157
                                               La Crosse, WI 54601
     Location & Nature of
     Business:                                 Insurance Agency selling
                                               insurance in Wisconsin,
                                               Minnesota, Florida and
                                               Georgia


I.   Name:                                     La Crosse Hangar Co. - 50% Owned
                                               Partnership

     State of Organization:                    Wisconsin

     Principal Office:                         3600 Hwy. 157
                                               La Crosse, WI 54601
     Location & Nature of
     Business:                                 Owner and operator of airport
                                               hangar building.

2. A brief description of the properties Of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:

          Arcadia                  East Farmington
          Independence             Somerset
          Mondovi                  Houlton
          Whitehall                Roberts
          Westby                   Burkhart
          Viola                    Ettrick
          LaFarge                  Galesville
          Coon Valley              Trempealeau
          Eleva                    New Amsterdam
          Strum                    Centerville
          St. Joseph


                                       4.

Midwest Natural Gas, Inc, purchases natural gas at the communities within the State of Wisconsin from Oxy USA Inc. and Renaissance Energy Inc. and transported through Northern Natural Gas Company which has a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last-calendar year with respect to Claimant and each of its subsidiary public utility companies:

     (a)  Number of Mcf. of natural or manufactured as, distributed at retail
          ................................................1,575,980 DECA-THERMS
          (purchase entirely in the State of Wisconsin; associated revenues:
          $7,209,008)

     (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized..............................................None

     (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line...................................None

     (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line....................................None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.............None

     (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.....None

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial

                                       5.

          obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company...........................None

     (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.......................................None

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such
          agreement(s)......................................................None

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, is attached hereto.

                                   EXHIBIT B

         Financial Data Schedule is attached hereto.

                                    EXHIBIT C

         Not Applicable

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 10th day of May, 1999.

                                                 Midwest Bottle Gas Co.

                                                 By: /s/ JAMES A. SENTY
                                                    ---------------------------
                                                    James A. Senty, President

CORPORATE SEAL

Attest:



     /s/ RICHARD A. LINTON
----------------------------------------
Richard A. Linton, Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Richard A. Linton, Treasurer
               Midwest Bottle Gas Co.
               3600 Highway 157
               P.O. Box 429
               LaCrosse, WI 54602-0429

                                       6.

                                                                       EXHIBIT A


                                          TOT TGF       TOT DAWSON     TOT OTH SUB       TOTAL MBG       GRAND TOTAL
                                        -----------    ------------    -----------     -------------    -------------
   ASSETS    CONSOLIDATED 1/31/99

CASH                                       66216.88       -33001.45       28222.61      1523354.97        1584793.01
TRADE NOTES AND ACCOUNTS REC              868216.97      2414921.63     1584423.74       906633.79        5774196.13
ALLOWANCE FOR BAD DEBTS                   -79400.00       -71000.00      -41100.00      -117000.00        -308500.00
INVENTORIES                               662158.83      3901761.35      430160.25      1723417.38        6717497.81
PREPAID EXPENSES                          101680.00        68659.67      165335.78       102472.76         438148.21
ACCRUED INTEREST RECEIVABLE                    0.00            0.00           0.00            0.00              0.00
NOTES RECEIVABLE,OTHER                         0.00            0.00           0.00            0.00              0.00
LOANS TO STOCKHOLDERS                          0.00            0.00           0.00        80757.48          80757.48
NOTES RECEIVABLE, INTERCOMPANY           5120400.07       887664.47         957.04     18270957.06       24279978.64
OTHER INVESTMENTS                              0.00            0.00         750.00        26576.40          27326.40
BUILDINGS & OTHER DEPRECIABLE           11693903.20      1297898.69    18454202.67     18063574.38       49509578.94
ACCUMULATED DEPRECIATION                -8029422.91      -331125.08    -7153162.62     -8736560.06      -24250270.67
LAND                                      786700.13            0.00       88047.30       538058.78        1412806.21
INTANGIBLE ASSETS                              0.00            0.00           0.00        11758.38          11758.38
CSV LIFE INSURANCE                             0.00            0.00           0.00       844249.46         844249.46
INVESTMENT IN WHOLLY OWNED SUB                 0.00            0.00           0.00     11666083.65       11666083.65
INVESTMENT IN ASSOCIATED CO                    0.00            0.00           0.00        67376.79          67376.79
UNAMORTIZED DEFERRED DEBT EXPE                 0.00            0.00       18758.08        50854.36          69612.44
LAND HELD FOR INVESTMENT                       0.00            0.00           0.00            0.00              0.00
GOODWILL                                    5050.00         1000.00         250.00       433934.78         440234.78
MISCELLANEOUS DEFERRED DEBITS             169819.13            0.00           0.00       730556.97         900376.10
                                        -----------     -----------    -----------    ------------      ------------
  TOTAL ASSETS                          11365322.30      8136779.28    13576844.85     46187057.33       79266003.76
                                        ===========     ===========    ===========    ============      ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          256313.72      3347477.88      955601.28      1205979.29        5765372.17
ACCRUED PAYROLL                           143288.81        10460.53       73317.98       137557.31         364624.63
TAXES OTHER THAN INCOME                    68637.68         2713.85       43555.40        98917.78         213824.71
INTEREST PAYABLE                               0.00            0.00      100088.91       198706.13         298795.04
INCOME TAXES PAYABLE                       18537.68        18644.33       22433.70        89709.41         149325.12
CUSTOMER DEPOSITS                         176304.70            0.00       60451.49        62292.34         299048.53
DIVIDENDS PAYABLE                              0.00            0.00           0.00            0.00              0.00
OTHER CURRENT LIABILITIES                    889.54         3685.70      209039.91       308379.29         521994.44
NOTES PAYABLE INTERCOMPANY               2573953.56      3631812.83     1599608.96     11366288.10       19171663.45
NOTES PAYABLE                             206518.82       767986.63     3560658.38     14775769.40       19310933.23
DEFERRED INCOME TAXES                    1370200.00       -32700.00     1062300.00      1065200.00        3465000.00
OTHER DEFERRED CREDITS                         0.00            0.00       11811.91            0.00          11811.91
DEFERRED LOSS                                  0.00            0.00           0.00            0.00              0.00
PREFERRED STOCK                                0.00            0.00           0.00            0.00              0.00
COMMON STOCK                                3500.00        10000.00      806470.00       179700.00         999670.00
PAID IN OR CAPITAL SURPLUS                195966.06            0.00     1564611.00         2500.00        1763077.06
RETAINED EARNINGS                        6351211.73       376697.53     3506895.93     16699958.28       26934763.47
TREASURY STOCK                                 0.00            0.00           0.00        -3900.00          -3900.00
                                        -----------     -----------    -----------    ------------      ------------
   TOTAL LIABILITIES & EQUITY           11365322.30      8136779.28    13576844.85     46187057.33       79266003.76
                                        ===========     ===========    ===========    ============      ============



                                          TOT TGF       TOT DAWSON     TOT OTH SUB      TOTAL MBG       GRAND TOTAL
                                        ------------   ------------   -------------   -------------    -------------

   INCOME      CONSOLIDATED 1/31/99
GROSS SALES LESS RETURNS                 6674246.46    24437829.95      9974869.60     12748958.88      53835904.89
COST OF GOODS SOLD                       2587101.22    24278615.58      6346061.11      6615185.94      39826963.85
                                         ----------    -----------      ----------     -----------     ------------
GROSS PROFIT                             4087145.24      159214.37      3628808.49      6133772.94      14008941.04
DIVIDEND INCOME                                0.00           0.00            0.00          116.33           116.33
INTEREST INCOME                           169006.53       96492.16        16481.64      1056763.52       1338743.85
GROSS RENTS                               415731.89           0.00        44826.35       188714.00        649272.24
GAIN (LOSS)SALE OF FIXED ASSETS             3030.94           0.00           25.00        -5601.02         -2545.08
SERVICE CALLS & CONTRACTED SER            183040.56           0.00       160692.93       249608.56        593342.05
ADMINISTRATIVE FEE                       -154173.10      -24000.00       -61338.37       239382.69          -128.78
CYLINDER & LEASE INCOME                   139297.24        2556.00          449.40        33785.12        176087.76
MISCELLANEOUS INCOME                       12604.83           0.00          593.67         7705.93         20904.43
                                         ----------    -----------      ----------    ------------     ------------
   TOTAL INCOME                          4855684.13      234262.53      3790539.11      7904248.07      16784733.84
                                         ----------    -----------      ----------    ------------     ------------
SALARIES & WAGES                         1617052.38      117479.80       818259.58      2506683.51       5059475.27
REPAIRS                                   138617.26           0.00       145527.09       416610.93        700755.28
BAD DEBTS                                  89094.85       18000.00        20662.21        69849.34        197606.40
RENTS                                      15191.25       27516.74        55611.77       142772.00        241091.76
TAXES                                     204722.67        8040.73       188224.04       290929.46        691916.90
INTEREST                                  207636.64      281421.33       461276.91      1705693.25       2656028.13
CONTRIBUTIONS                               9840.21           0.00         1591.97         5034.78         16466.96
DEPRECIATION                              616480.10      115036.33       664832.39      1164963.15       2561311.97
ADVERTISING                                54841.15        1213.37        23746.74       411642.24        491443.50
PENSION, PROFIT SHARING                     5575.11         880.14         4312.36        22142.66         32910.27
EMPLOYEE BENEFIT PROGRAMS                 161070.76        2637.44        71754.09       245584.72        481047.01
AMORTIZATION                                   0.00           0.00         2420.40       240246.39        242666.79
BONDS & LICENSES                           11084.25         520.00          610.00        15191.65         27405.90
DUES & SUBSCRIPTIONS                        7549.37        3339.95         1947.78        16786.63         29623.73
INSURANCE                                 134592.00       15265.00        41826.00       137959.10        329642.10
PROFESSIONAL FEES                          16791.65       11604.29        66443.24       113666.51        208505.69
ADMINISTRATIVE, OFFICE                    119063.31       44946.93        47246.63       175086.23        386343.10
AUTO & TRUCK EXPENSE                      479495.56           0.00        79823.15       528008.62       1087327.33
TRAVEL                                    114391.10     -142861.61         1173.88       181437.15        154140.52
TELEPHONE                                  66659.46        8701.22         8394.44        58001.10        141756.22
UTILITIES                                  68440.32           0.00        12477.94        58082.38        139000.64
SELLING EXPENSE                             1226.21           0.00        14154.72        18386.27         33767.20
SHOP SUPPLIES EXPENSE                      17259.78           0.00        13124.83        21705.55         52090.16
MISCELLANEOUS                              16705.01        2914.12        51077.73        23647.68         94344.54
OUTSIDE SERVICES & COLLECTION              73309.29        6000.00       104670.04       -82012.11        101967.22
UTILITY MERCHANDISING, JOBBING                 0.00           0.00            0.00            0.00             0.00
UTILITY PLANT OPERATING EXPENS                 0.00           0.00        38851.73            0.00         38851.73
COMMITMENT FEE                                 0.00           0.00            0.00            0.00             0.00
                                         ----------     ----------      ----------     -----------      -----------
   TOTAL DEDUCTIONS                      4246689.69      522655.78      2940041.66      8488099.19      16197486.32
   INCOME TAXES                           231200.00     -131100.00       327500.07      -215600.00        212000.07
                                         ----------     ----------      ----------     -----------      -----------
NET INCOME (LOSS)                         377794.44     -157293.25       522997.38      -368251.12        375247.45
                                         ==========     ==========      ==========     ===========      ===========


                                         LA CROSSE        MONDOVI        RICHLAND CTR         C & H             CHETEK
                                        -----------     ------------     ------------     -------------     --------------
    Midwest Bottle Gas Co.  1/31/99
    ASSETS
CASH                                     1447481.40        1421.05          12456.31           2473.53         6105.18
TRADE NOTES AND ACCOUNTS REC              249880.10       31522.24          38176.40          63358.97        41647.10
ALLOWANCE FOR BAD DEBTS                   -20000.00       -3000.00          -3500.00          -9000.00        -2500.00
INVENTORIES                              1299426.66       52813.59          54377.55          40677.03        20365.99
PREPAID EXPENSES                           39403.76        3907.00           4629.00           4026.00         5065.00
ACCRUED INTEREST RECEIVABLE                    0.00           0.00              0.00              0.00            0.00
NOTES RECEIVABLE, OTHER                        0.00           0.00              0.00              0.00            0.00
LOANS TO STOCKHOLDERS                      80757.48           0.00              0.00              0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY          18270914.91           0.00              0.00             42.15            0.00
OTHER INVESTMENTS                          25255.85         744.87              0.00              0.00            0.00
BUILDINGS & OTHER DEPRECIABLE            5262026.18      646804.17         589165.63        1046015.12       975645.46
ACCUMULATED DEPRECIATION                -3030342.59     -445541.81        -475740.14        -709496.83      -467517.61
LAND                                      380086.46        5296.82           1221.00          13022.00        12000.00
INTANGIBLE ASSETS                              0.00           0.00              0.00           1000.00         1000.00
CSV LIFE INSURANCE                        844249.46           0.00              0.00              0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB          11666083.65           0.00              0.00              0.00            0.00
INVESTMENT IN ASSOCIATED CO                67376.79           0.00              0.00              0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE             50854.36           0.00              0.00              0.00            0.00
LAND HELD FOR INVESTMENT                       0.00           0.00              0.00              0.00            0.00
GOODWILL                                  420277.78           0.00              0.00              0.00         5611.00
MISCELLANEOUS DEFERRED DEBITS                  0.00           0.00              0.00              0.00            0.00
                                        -----------     ----------       -----------      ------------      ----------
  TOTAL ASSETS                          37053732.25      293967.93         220785.75         452117.97       597422.12
                                        ===========     ==========       ===========      ============      ==========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          852704.49       13611.94          44812.70           8039.97        40490.82
ACCRUED PAYROLL                            70598.55        4539.29           6313.10           3925.45         4418.18
TAXES OTHER THAN INCOME                    50739.99        2992.51           3011.23           5007.39         3316.33
INTEREST PAYABLE                          184807.34           0.00              0.00              0.00            0.00
INCOME TAXES PAYABLE                       89709.41           0.00              0.00              0.00            0.00
CUSTOMER DEPOSITS                          35005.78        3760.00              0.00              0.00            0.00
DIVIDENDS PAYABLE                              0.00           0.00              0.00              0.00            0.00
OTHER CURRENT LIABILITIES                 309014.49           5.10              0.00            -99.25            0.00
NOTES PAYABLE INTERCOMPANY               5961886.52       15119.24          16151.80         238693.75       241635.04
NOTES PAYABLE                           11695443.23           0.00              0.00              0.00            0.00
DEFERRED INCOME TAXES                     198700.00       87300.00          85500.00          49400.00       126100.00
OTHER DEFERRED CREDITS                         0.00           0.00              0.00              0.00            0.00
DEFERRED LOSS                                  0.00           0.00              0.00              0.00            0.00
PREFERRED STOCK                                0.00           0.00              0.00              0.00            0.00
COMMON STOCK                              179700.00           0.00              0.00              0.00            0.00
PAID IN OR CAPITAL SURPLUS                  2500.00           0.00              0.00              0.00            0.00
RETAINED EARNINGS                       17426822.45      166639.85          64996.92         147150.66       181461.75
TREASURY STOCK                             -3900.00           0.00              0.00              0.00            0.00
                                       ------------     ----------       -----------      ------------      ----------
   TOTAL LIABILITIES & EQUITY           37053732.25      293967.93         220785.75         452117.97       597422.12
                                       ============     ==========       ===========      ============      ==========





                                         PRAIRIE        TRUCK TRANS        TANK CAR          WILL`S           REEDSGAS
                                        ---------       -----------      -----------      -----------       -----------
   ASSETS

CASH                                     2216.94         -5128.50              0.00        15793.55         -11926.39
TRADE NOTES AND ACCOUNTS REC            10164.58             0.00          36624.52        41356.97         104303.07
ALLOWANCE FOR BAD DEBTS                 -3000.00             0.00              0.00        -8000.00         -10000.00
INVENTORIES                             28025.45             0.00              0.00        37335.68          53276.77
PREPAID EXPENSES                         2020.00          3026.00              0.00         9899.00           8042.00
ACCRUED INTEREST RECEIVABLE                 0.00             0.00              0.00            0.00              0.00
NOTES RECEIVABLE, OTHER                     0.00             0.00              0.00            0.00              0.00
LOANS TO STOCKHOLDERS                       0.00             0.00              0.00            0.00              0.00
NOTES RECEIVABLE, INTERCOMPANY              0.00             0.00              0.00            0.00              0.00
OTHER INVESTMENTS                           0.00           575.68              0.00            0.00              0.00
BUILDINGS & OTHER DEPRECIABLE          387611.46        416626.18         344646.00      1661953.95        1983081.15
ACCUMULATED DEPRECIATION              -237013.83       -245670.58        -344646.00      -852283.21        -699324.04
LAND                                     9000.00             0.00              0.00         7000.00          14000.00
INTANGIBLE ASSETS                           0.00             0.00              0.00            0.00              0.00
CSV LIFE INSURANCE                          0.00             0.00              0.00            0.00              0.00
INVESTMENT IN WHOLLY OWNED SUB              0.00             0.00              0.00            0.00              0.00
INVESTMENT IN ASSOCIATED CO                 0.00             0.00              0.00            0.00              0.00
UNAMORTIZED DEFERRED DEBT EXPE              0.00             0.00              0.00            0.00              0.00
LAND HELD FOR INVESTMENT                    0.00             0.00              0.00            0.00              0.00
GOODWILL                                 2046.00             0.00              0.00         1000.00           5000.00
MISCELLANEOUS DEFERRED DEBITS               0.00             0.00              0.00            0.00         132032.55
                                       ---------       ----------        ----------     -----------       -----------
  TOTAL ASSETS                         201070.60        169428.78          36624.52       914055.94        1578485.11
                                       =========       ==========        ==========     ===========       ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          992.55         12867.58           1866.36        22931.54          58769.00
ACCRUED PAYROLL                          2560.30          3114.89              0.00         9741.52           8044.79
TAXES OTHER THAN INCOME                  2330.18             0.00              0.00         4429.66           8401.58
INTEREST PAYABLE                            0.00             0.00              0.00            0.00              0.00
INCOME TAXES PAYABLE                        0.00             0.00              0.00            0.00              0.00
CUSTOMER DEPOSITS                           0.00             0.00              0.00            0.00          23526.56
DIVIDENDS PAYABLE                           0.00             0.00              0.00            0.00              0.00
OTHER CURRENT LIABILITIES                   0.00             0.00              0.00            0.00              0.00
NOTES PAYABLE INTERCOMPANY             288512.96         23900.00         100522.88       731868.66         880689.43
NOTES PAYABLE                               0.00             0.00              0.00        60292.28        1149999.83
DEFERRED INCOME TAXES                   44200.00         92400.00          11300.00       186700.00          32500.00
OTHER DEFERRED CREDITS                      0.00             0.00              0.00            0.00              0.00
DEFERRED LOSS                               0.00             0.00              0.00            0.00              0.00
PREFERRED STOCK                             0.00             0.00              0.00            0.00              0.00
COMMON STOCK                                0.00             0.00              0.00            0.00              0.00
PAID IN OR CAPITAL SURPLUS                  0.00             0.00              0.00            0.00              0.00
RETAINED EARNINGS                     -137525.39         37146.31         -77064.72      -101907.72        -583446.08
TREASURY STOCK                              0.00             0.00              0.00            0.00              0.00
                                      ----------       ----------        ----------     -----------       -----------
   TOTAL LIABILITIES & EQUITY          201070.60        169428.78          36624.52       914055.94        1578485.11
                                      ==========       ==========        ==========     ===========       ===========








                                       EAU CLAIRE        SHELL LAKE       MINOCQUA         TOTAL MBG
                                       ----------        ----------      ----------       -----------
   ASSETS

CASH                                     8136.17           8607.32         35718.41      1523354.97
TRADE NOTES AND ACCOUNTS REC            62864.80          81162.72        145572.32       906633.79
ALLOWANCE FOR BAD DEBTS                -10000.00         -13000.00        -35000.00      -117000.00
INVENTORIES                             27354.17          29040.51         80723.98      1723417.38
PREPAID EXPENSES                         4568.00           4861.00         13026.00       102472.76
ACCRUED INTEREST RECEIVABLE                 0.00              0.00             0.00            0.00
NOTES RECEIVABLE, OTHER                     0.00              0.00             0.00            0.00
LOANS TO STOCKHOLDERS                       0.00              0.00             0.00        80757.48
NOTES RECEIVABLE, INTERCOMPANY              0.00              0.00             0.00     18270957.06
OTHER INVESTMENTS                           0.00              0.00             0.00        26576.40
BUILDINGS & OTHER DEPRECIABLE          911735.49        1120690.39       2717573.20     18063574.38
ACCUMULATED DEPRECIATION              -266454.65        -336678.94       -625849.83     -8736560.06
LAND                                    46432.50           5000.00         45000.00       538058.78
INTANGIBLE ASSETS                        1000.00           1000.00          7758.38        11758.38
CSV LIFE INSURANCE                          0.00              0.00             0.00       844249.46
INVESTMENT IN WHOLLY OWNED SUB              0.00              0.00             0.00     11666083.65
INVESTMENT IN ASSOCIATED CO                 0.00              0.00             0.00        67376.79
UNAMORTIZED DEFERRED DEBT EXPE              0.00              0.00             0.00        50854.36
LAND HELD FOR INVESTMENT                    0.00              0.00             0.00            0.00
GOODWILL                                    0.00              0.00             0.00       433934.78
MISCELLANEOUS DEFERRED DEBITS               0.00              0.00        598524.42       730556.97
                                     -----------        ----------       ----------     -----------
  TOTAL ASSETS                         785636.48         900683.00       2983046.88     46187057.33
                                     ===========        ==========       ==========     ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                        24824.61          38229.03         85838.70      1205979.29
ACCRUED PAYROLL                          3559.99           8177.53         12563.72       137557.31
TAXES OTHER THAN INCOME                  3222.27           2509.04         12957.60        98917.78
INTEREST PAYABLE                            0.00              0.00         13898.79       198706.13
INCOME TAXES PAYABLE                        0.00              0.00             0.00        89709.41
CUSTOMER DEPOSITS                           0.00              0.00             0.00        62292.34
DIVIDENDS PAYABLE                           0.00              0.00             0.00            0.00
OTHER CURRENT LIABILITIES                  50.00              0.00          -591.05       308379.29
NOTES PAYABLE INTERCOMPANY            1049431.53         824165.14        993711.15     11366288.10
NOTES PAYABLE                               0.00              0.00       1870034.06     14775769.40
DEFERRED INCOME TAXES                  -18700.00          62800.00        107000.00      1065200.00
OTHER DEFERRED CREDITS                      0.00              0.00             0.00            0.00
DEFERRED LOSS                               0.00              0.00             0.00            0.00
PREFERRED STOCK                             0.00              0.00             0.00            0.00
COMMON STOCK                                0.00              0.00             0.00       179700.00
PAID IN OR CAPITAL SURPLUS                  0.00              0.00             0.00         2500.00
RETAINED EARNINGS                     -276751.92         -35197.74       -112366.09     16699958.28
TREASURY STOCK                              0.00              0.00             0.00        -3900.00
                                     -----------        ----------       ----------     -----------
   TOTAL LIABILITIES & EQUITY          785636.48         900683.00       2983046.88     46187057.33
                                     ===========        ==========       ==========     ===========



                                         LA CROSSE            MONDOVI          RICHLAND CTR           C & H               CHETEK
                                        ------------       ------------        ------------       -------------       --------------
    MIDWEST BOTTLE GAS CO 1/31/99
   INCOME
GROSS SALES LESS RETURNS                 5397546.40           613113.96          679002.04           471000.83            564533.23
COST OF GOODS SOLD                       3284320.90           304324.59          363159.06           230012.50            296165.38
                                        -----------         -----------        -----------         -----------         ------------
GROSS PROFIT                             2113225.50           308789.37          315842.98           240988.33            268367.85
DIVIDEND INCOME                               69.62                0.00               0.00                0.00                 0.00
INTEREST INCOME                          1001869.18             1857.39            3487.35             5278.66              2238.41
GROSS RENTS                               183842.21             2020.00             370.29              220.00               957.50
GAIN/LOSS SALE OF FIXED ASSETS              3665.65                0.00               0.00                0.00               400.00
SERVICE CALLS & CONTRACTED SER            134713.53             8108.79           10687.92             5557.99              7470.43
ADMINISTRATIVE FEE                        413844.91           -17261.83          -17818.30           -13865.86            -16393.72
CYLINDER & LEASE INCOME                      914.98              152.00              23.00               59.95              4928.65
MISCELLANEOUS INCOME                        1589.83            -2701.00             364.22              343.23               329.85
                                        -----------         -----------        -----------         -----------         ------------
   TOTAL INCOME                          3853735.41           300964.72          312957.46           238582.30            268298.97
                                        -----------         -----------        -----------         -----------         ------------
SALARIES & WAGES                         1243945.56            87934.58          114911.99            80977.91             84736.15
REPAIRS                                   238711.72            15600.40            5732.26             8310.01             10736.56
BAD DEBTS                                   7582.08            -1350.29            2098.08            12440.26               561.04
RENTS                                     131732.00                0.00            2240.00                0.00                 0.00
TAXES                                     167163.39             9067.59           11107.17             9623.30              8962.67
INTEREST                                 1011424.70              163.12             179.52            20001.60             19929.46
CONTRIBUTIONS                               3038.20              413.49             284.78              350.00               158.33
DEPRECIATION                              207146.31            41026.54           32086.24            50509.88             71805.80
ADVERTISING                               257112.73             7488.08           11506.25            14326.75              8818.34
PENSION, PROFIT SHARING                    16445.12              457.80             952.07              175.00               200.00
EMPLOYEE BENEFIT PROGRAMS                  79546.75            15004.30           11553.54             8399.02             11186.59
AMORTIZATION                               51989.06                0.00               0.00                0.00                 0.00
BONDS & LICENSES                            4904.00                8.00             180.00              900.00               300.00
DUES & SUBSCRIPTIONS                       12504.95              318.00             534.68              402.53               402.53
INSURANCE                                  46304.50             5881.00            7518.00             6124.60              7870.00
PROFESSIONAL FEES                         103379.20              700.00             700.00              700.00               700.00
ADMINISTRATIVE, OFFICE                     93834.82             6958.41            4699.70             6348.39              5596.07
AUTO & TRUCK EXPENSE                      183491.75            19391.85           18611.93            21816.78             17688.52
TRAVEL                                    177622.55              558.79               1.55                0.00                 0.00
TELEPHONE                                  22973.72             4288.23            3483.75             2755.01              1364.24
UTILITIES                                  31843.31             3343.08            1207.14             1479.57              1699.47
SELLING EXPENSE                             7132.05             1071.41             939.61             4080.19               280.00
SHOP SUPPLIES EXPENSE                       6287.52             1560.87             811.23             1160.22               480.76
MISCELLANEOUS                               8480.24              397.21            9936.70              249.51               515.94
OUTSIDE SERVICES & COLLECTION            -149793.84             7357.17            6413.61             4263.95              6048.59
UTILITY MERCHANDISING, JOBBING                 0.00                0.00               0.00                0.00                 0.00
UTILITY PLANT OPERATING EXPENS                 0.00                0.00               0.00                0.00                 0.00
COMMITMENT FEE                                 0.00                0.00               0.00                0.00                 0.00
                                        -----------         -----------        -----------         -----------         ------------
   TOTAL DEDUCTIONS                      3964802.39           227639.63          247689.80           255394.48            260041.06
   INCOME TAXES                           -63900.00            25700.00           22400.00            -5900.00              2800.00
                                        -----------         -----------        -----------         -----------         ------------
NET INCOME (LOSS)                         -47166.98            47625.09           42867.66           -10912.18              5457.91
                                        ===========         ===========        ===========         ===========         ============






                                          PRAIRIE             TRUCK TRANS          TANK CAR            WILL`S             REEDSGAS
                                        -----------           -----------         -----------       -----------         -----------
   INCOME
GROSS SALES LESS RETURNS                  233826.03                  0.00           30199.61          945347.66          1054833.07
COST OF GOODS SOLD                        116256.32            -468385.03               0.00          499864.19           542404.50
                                       ------------           -----------        -----------        -----------         -----------
GROSS PROFIT                              117569.71             468385.03           30199.61          445483.47           512428.57
DIVIDEND INCOME                                0.00                  0.00               0.00               0.00               46.71
INTEREST INCOME                             1035.54                429.27               0.00            3289.50            10337.01
GROSS RENTS                                  110.00                  0.00               0.00               0.00             1115.00
GAIN (LOSS)SALE OF FIXED ASSETS                0.00                  0.00               0.00               0.00                0.00
SERVICE CALLS & CONTRACTED SER              4710.20                  0.00               0.00           18038.22            14159.08
ADMINISTRATIVE FEE                         -5914.43             -11400.00               0.00          -25413.88           -31004.72
CYLINDER & LEASE INCOME                     2455.50                  0.00               0.00             214.00              335.70
MISCELLANEOUS INCOME                         387.30                  0.00               0.00            2593.09              784.54
                                       ------------           -----------        -----------        -----------         -----------
   TOTAL INCOME                           120353.82             457414.30           30199.61          444204.40           508201.89
                                       ------------           -----------        -----------        -----------         -----------
SALARIES & WAGES                           56097.52             102642.25               0.00          150177.64           159276.81
REPAIRS                                     7382.27              51285.89           17024.33           10911.73            19920.12
BAD DEBTS                                   1046.53                  0.00               0.00            7990.11             3596.88
RENTS                                       1600.00                  0.00               0.00               0.00                0.00
TAXES                                       7612.20                  0.00              72.24           14103.35            15736.32
INTEREST                                   19532.27                110.45            7717.54           61283.15           180282.24
CONTRIBUTIONS                                 83.33                  0.00               0.00             133.33               83.33
DEPRECIATION                               23745.02              47848.55               0.00          127885.89           163245.79
ADVERTISING                                 9337.38                  0.00               0.00           23174.48            13083.59
PENSION, PROFIT SHARING                        0.00                  0.00               0.00             709.38              278.00
EMPLOYEE BENEFIT PROGRAMS                   2323.03              44503.81               0.00           15532.11            21624.34
AMORTIZATION                                   0.00                  0.00               0.00           25625.29            75447.24
BONDS & LICENSES                             150.00               6634.65               0.00             180.00              405.00
DUES & SUBSCRIPTIONS                          18.00                  0.00             367.00             560.28              471.07
INSURANCE                                   3229.00               3918.00               0.00           12198.00            12175.00
PROFESSIONAL FEES                            700.00                275.00             275.00             700.00              700.00
ADMINISTRATIVE, OFFICE                      3782.10                201.60              94.50           14574.27            11408.37
AUTO & TRUCK EXPENSE                       14669.79              65835.42               0.00           26744.08            64530.75
TRAVEL                                         0.00               3034.02               0.00               0.00               60.50
TELEPHONE                                   2083.00                186.40               0.00            3604.35             3583.57
UTILITIES                                   1664.20                167.98               0.00            5265.06             4053.09
SELLING EXPENSE                              210.00                  0.00               0.00             807.10              770.00
SHOP SUPPLIES EXPENSE                        789.45                  0.00               0.00            3007.14             2465.91
MISCELLANEOUS                                320.69                385.96               5.00             457.27              539.40
OUTSIDE SERVICES & COLLECTION               6006.10               3600.00               0.00            8227.51             7356.98
UTILITY MERCHANDISING, JOBBING                 0.00                  0.00               0.00               0.00                0.00
UTILITY PLANT OPERATING EXPENS                 0.00                  0.00               0.00               0.00                0.00
COMMITMENT FEE                                 0.00                  0.00               0.00               0.00                0.00
                                       ------------           -----------        -----------        -----------         -----------
   TOTAL DEDUCTIONS                       162381.88             330629.98           25555.61          513851.52           761094.30
   INCOME TAXES                           -14900.00              43300.00            1500.00          -25300.00           -86200.00
                                       ------------           -----------        -----------        -----------         -----------
NET INCOME (LOSS)                         -27128.06              83484.32            3144.00          -44347.12          -166692.41
                                       ============           ===========        ===========        ===========         ===========








                                        EAU CLAIRE            SHELL LAKE          MINOCQUA           TOTAL
                                        -----------           -----------        ----------       -----------

   INCOME
GROSS SALES LESS RETURNS                  520725.79             643522.60        1595307.66      12748958.88
COST OF GOODS SOLD                        266241.97             352452.56         828369.00       6615185.94
                                        -----------           -----------       -----------      -----------
GROSS PROFIT                              254483.82             291070.04         766938.66       6133772.94
DIVIDEND INCOME                                0.00                  0.00              0.00           116.33
INTEREST INCOME                             4515.60               8447.79          13977.82       1056763.52
GROSS RENTS                                   79.00                  0.00              0.00        188714.00
GAIN (LOSS) SALE OF FIXED ASSETS               0.00                  0.00          -9666.67         -5601.02
SERVICE CALLS & CONTRACTED SER              5093.50               5169.39          35899.51        249608.56
ADMINISTRATIVE FEE                        -15842.69             -19546.79              0.00        239382.69
CYLINDER & LEASE INCOME                      112.95                 82.00          24506.39         33785.12
MISCELLANEOUS INCOME                        3325.06                 66.76            623.05          7705.93
                                        -----------           -----------       -----------      -----------
   TOTAL INCOME                           251767.24             285289.19         832278.76       7904248.07
                                        -----------           -----------       -----------     ------------
SALARIES & WAGES                           90234.34              82993.82         252754.94       2506683.51
REPAIRS                                    15750.49               5257.32           9987.83        416610.93
BAD DEBTS                                   3651.63              15664.84          16568.18         69849.34
RENTS                                          0.00                  0.00           7200.00        142772.00
TAXES                                      12933.60               7709.08          26838.55        290929.46
INTEREST                                   75191.23              61506.29         248371.68       1705693.25
CONTRIBUTIONS                                148.33                193.33            148.33          5034.78
DEPRECIATION                               86926.38              90869.75         221867.00       1164963.15
ADVERTISING                                12184.88               7926.59          46683.17        411642.24
PENSION, PROFIT SHARING                      287.00                627.46           2010.83         22142.66
EMPLOYEE BENEFIT PROGRAMS                   8087.74               4137.32          23686.17        245584.72
AMORTIZATION                                   0.00                  0.00          87184.80        240246.39
BONDS & LICENSES                             750.00                450.00            330.00         15191.65
DUES & SUBSCRIPTIONS                         402.53                402.53            402.53         16786.63
INSURANCE                                   7203.00               7716.00          17822.00        137959.10
PROFESSIONAL FEES                            700.00                700.00           3437.31        113666.51
ADMINISTRATIVE, OFFICE                      5119.45               6422.51          16046.04        175086.23
AUTO & TRUCK EXPENSE                       19274.34              33994.28          41959.13        528008.62
TRAVEL                                       159.74                  0.00              0.00        181437.15
TELEPHONE                                   3504.66               3431.31           6742.86         58001.10
UTILITIES                                   2469.13               1268.09           3622.26         58082.38
SELLING EXPENSE                             1075.22                 23.21           1997.48         18386.27
SHOP SUPPLIES EXPENSE                        790.33               1233.14           3118.98         21705.55
MISCELLANEOUS                                569.37                323.78           1466.61         23647.68
OUTSIDE SERVICES & COLLECTION               6217.06               6290.76           6000.00        -82012.11
UTILITY MERCHANDISING, JOBBING                 0.00                  0.00              0.00             0.00
UTILITY PLANT OPERATING EXPENS                 0.00                  0.00              0.00             0.00
COMMITMENT FEE                                 0.00                  0.00              0.00             0.00
                                        -----------           -----------       -----------     ------------
   TOTAL DEDUCTIONS                       353630.45             339141.41        1046246.68       8488099.19
   INCOME TAXES                           -32300.00             -16300.00         -66500.00       -215600.00
                                        -----------           -----------       -----------     ------------
NET INCOME (LOSS)                         -69563.21             -37552.22        -147467.92       -368251.12
                                        ===========           ===========       ===========     ============


                                        TGF-HDQ         KAY DAWSON       COMMERCIAL       EARLY          MORING         THRIFTY
                                      -----------       -----------      ----------     ----------     -----------    ------------
   ASSETS
CASH                                         0.00         11572.02         6156.33      -18459.26        30062.68        11360.59
TRADE NOTES AND ACCOUNTS REC                 0.00         95094.27        59874.18       60913.67       483883.61        55103.33
ALLOWANCE FOR BAD DEBTS                      0.00         -7000.00        -3400.00       -3500.00       -50000.00        -6000.00
INVENTORIES                              -7997.09         64430.15        71145.39       43070.02       325548.85        47472.78
PREPAID EXPENSES                           630.00          9958.00         8192.75        6996.00        46236.25         5579.00
ACCRUED INTEREST RECEIVABLE                  0.00             0.00            0.00           0.00            0.00            0.00
NOTES RECEIVABLE, OTHER                      0.00             0.00            0.00           0.00            0.00            0.00
LOANS TO STOCKHOLDERS                        0.00             0.00            0.00           0.00            0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY         5101942.94             0.00          449.05           0.00        16900.96            0.00
OTHER INVESTMENTS                            0.00             0.00            0.00           0.00            0.00            0.00
BUILDINGS & OTHER DEPRECIABLE            68660.38       1135403.01      1041412.20      626083.56      5307269.50      1042749.04
ACCUMULATED DEPRECIATION                -34740.01       -606050.96      -906912.94     -508629.76     -3414498.07      -736025.80
LAND                                         0.00         18000.00        35445.66        4000.00        75619.92        98708.06
INTANGIBLE ASSETS                            0.00             0.00            0.00           0.00            0.00            0.00
CSV LIFE INSURANCE                           0.00             0.00            0.00           0.00            0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB               0.00             0.00            0.00           0.00            0.00            0.00
INVESTMENT IN ASSOCIATED CO                  0.00             0.00            0.00           0.00            0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE               0.00             0.00            0.00           0.00            0.00            0.00
LAND HELD FOR INVESTMENT                     0.00             0.00            0.00           0.00            0.00            0.00
GOODWILL                                     0.00          2000.00            0.00        1000.00         1000.00         1050.00
MISCELLANEOUS DEFERRED DEBITS                0.00        169819.13            0.00           0.00            0.00            0.00
                                       ----------       ----------      ----------     ----------     -----------      ----------
TOTAL ASSETS                           5128496.22        893225.62       312362.62      211474.23      2822023.70       519997.00
                                       ==========       ==========      ==========     ==========     ===========      ==========

                                        TGF-HDQ          KAY DAWSON      COMMERCIAL       EARLY          MORING         THRIFTY
                                      -----------       -----------      ----------     ----------     -----------    ------------
     LIABILITIES & EQUITY
ACCOUNTS PAYABLE                             0.00          1433.46         24276.32      14353.22        93717.76        25523.68
ACCRUED PAYROLL                          24833.33         14679.46         15264.44      12734.21        46805.78         9487.05
TAXES OTHER THAN INCOME                    831.92          5274.19          6344.39       5898.62        31315.52         3061.50
INTEREST PAYABLE                             0.00             0.00             0.00          0.00            0.00            0.00
INCOME TAXES PAYABLE                     18537.68             0.00             0.00          0.00            0.00            0.00
CUSTOMER DEPOSITS                            0.00             0.00         64510.00          0.00            0.00        53404.70
DIVIDENDS PAYABLE                            0.00             0.00             0.00          0.00            0.00            0.00
OTHER CURRENT LIABILITIES                    0.00           209.79            76.53        -44.84          635.06           13.00
NOTES PAYABLE INTERCOMPANY                   0.00       1534548.90         33500.00      67891.44       338794.38        23126.64
NOTES PAYABLE                                0.00             0.00             0.00          0.00            0.00            0.00
DEFERRED INCOME TAXES                   -52400.00         57000.00        133100.00      38700.00       618300.00       135200.00
OTHER DEFERRED CREDITS                       0.00             0.00             0.00          0.00            0.00            0.00
DEFERRED LOSS                                0.00             0.00             0.00          0.00            0.00            0.00
PREFERRED STOCK                              0.00             0.00             0.00          0.00            0.00            0.00
COMMON STOCK                                 0.00             0.00           500.00          0.00            0.00          500.00
PAID IN OR CAPITAL SURPLUS                   0.00             0.00        188466.06          0.00            0.00            0.00
RETAINED EARNINGS                      5136693.29       -732820.33       -153675.12      71941.58      1692455.20       269680.43
TREASURY STOCK                               0.00             0.00             0.00          0.00            0.00            0.00
                                       ----------       ----------       ----------     ---------      ----------       ---------
TOTAL LIABILITIES & EQUITY             5128496.22        893225.62        312362.62     211474.23      2822023.70       519997.00
                                       ==========       ==========       ==========     =========      ==========       =========


                                          TROUP           ECONOMY        MARION CTY     ARROWOOD       TOTAL TGF
                                       ----------       ----------      -----------    ----------     -----------
     ASSETS
CASH                                      6883.13         10051.96          7407.20       1182.23        66216.88
TRADE NOTES AND ACCOUNTS REC             58760.75         31593.25         33279.72     -10285.81       868216.97
ALLOWANCE FOR BAD DEBTS                  -2500.00         -3500.00         -3500.00          0.00       -79400.00
INVENTORIES                              61809.56         33474.25         23204.92          0.00       662158.83
PREPAID EXPENSES                          8467.00          5222.00          2407.00       7992.00       101680.00
ACCRUED INTEREST RECEIVABLE                  0.00             0.00             0.00          0.00            0.00
NOTES RECEIVABLE, OTHER                      0.00             0.00             0.00          0.00            0.00
LOANS TO STOCKHOLDERS                        0.00             0.00             0.00          0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY               0.00            12.49          1094.63          0.00      5120400.07
OTHER INVESTMENTS                            0.00             0.00             0.00          0.00            0.00
BUILDINGS & OTHER DEPRECIABLE           825258.78        599679.19        521847.43     525540.11     11693903.20
ACCUMULATED DEPRECIATION               -713552.97       -358385.36       -344153.51    -406473.53     -8029422.91
LAND                                      9000.00         90769.15         15450.00     439707.34       786700.13
INTANGIBLE ASSETS                            0.00             0.00             0.00          0.00            0.00
CSV LIFE INSURANCE                           0.00             0.00             0.00          0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB               0.00             0.00             0.00          0.00            0.00
INVESTMENT IN ASSOCIATED CO                  0.00             0.00             0.00          0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE               0.00             0.00             0.00          0.00            0.00
LAND HELD FOR INVESTMENT                     0.00             0.00             0.00          0.00            0.00
GOODWILL                                     0.00             0.00             0.00          0.00         5050.00
MISCELLANEOUS DEFERRED DEBITS                0.00             0.00             0.00          0.00       169819.13
                                       ----------       ----------       ----------    ----------     -----------
TOTAL ASSETS                            254126.25        408916.93        257037.39     557662.34     11365322.30
                                       ==========       ==========       ==========    ==========     ===========



                                          TROUP           ECONOMY        MARION CTY     ARROWOOD       TOTAL TGF
                                       ----------       ----------      -----------    ----------     -----------
     LIABILITIES & EQUITY
ACCOUNTS PAYABLE                         49219.63          7985.17         19447.92       7456.56       256313.72
ACCRUED PAYROLL                          11061.50          2993.09          2679.32       2750.48       143288.81
TAXES OTHER THAN INCOME                   7746.29          1972.05          1850.47       4342.73        68637.68
INTEREST PAYABL E                            0.00             0.00             0.00          0.00            0.00
INCOME TAXES PAYABLE                         0.00             0.00             0.00          0.00        18537.68
CUSTOMER DEPOSITS                        50285.00             0.00          8105.00          0.00       176304.70
DIVIDENDS PAYABLE                            0.00             0.00             0.00          0.00            0.00
OTHER CURRENT LIABILITIES                    0.00             0.00             0.00          0.00          889.54
NOTES PAYABLE INTERCOMPANY               31100.00        462763.00         31106.79      51122.41      2573953.56
NOTES PAYABLE                                0.00             0.00             0.00     206518.82       206518.82
DEFERRED INCOME TAXES                   117100.00        124300.00         98200.00     100700.00      1370200.00
OTHER DEFERRED CREDITS                       0.00             0.00             0.00          0.00            0.00
DEFERRED LOSS                                0.00             0.00             0.00          0.00            0.00
PREFERRED STOCK                              0.00             0.00             0.00          0.00            0.00
COMMON STOCK                              2500.00             0.00             0.00          0.00         3500.00
PAID IN OR CAPITAL SURPLUS                7500.00             0.00             0.00          0.00       195966.06
RETAINED EARNINGS                       -22386.17       -191096.38         95647.89     184771.34      6351211.73
TREASURY STOCK                               0.00             0.00             0.00          0.00            0.00
                                        ---------       ----------        ---------     ---------     -----------
TOTAL LIABILITIES & EQUITY              254126.25        408916.93        257037.39     557662.34     11365322.30
                                        =========       ==========        =========     =========     ===========



                                       TGF-HDQ     KAY DAWSON     COMMERCIAL        EARLY          MORING        THRIFTY
                                     -----------   -----------    -----------    -----------    ------------  -----------

 INCOME TRU-GAS OF FLORIDA, INC. 1/31/99
GROSS SALES LESS RETURNS                    0.00     651376.34      639646.74      486323.54      3224580.44    456934.53
COST OF GOODS SOLD                     -51305.78     255697.85      237311.70      229342.98      1408937.67    140996.37
                                     -----------   -----------    -----------    -----------    ------------  -----------
GROSS PROFIT                            51305.78     395678.49      402335.04      256980.56      1815642.77    315938.16
DIVIDEND INCOME                             0.00          0.00           0.00           0.00            0.00         0.00
INTEREST INCOME                        109512.75       4431.62        1635.42        3905.46        39639.60      2736.96
GROSS RENTS                              9517.41          0.00           0.00           0.00         6843.03         0.00
GAIN(LOSS)SALE OF FIXED ASSETS              0.00          0.00           0.00           0.00        10801.65         0.00
SERVICE CALLS & CONTRACTED SER              0.00      18206.56       32759.31       14285.20        57035.69     26328.03
ADMINISTRATIVE FEE                          0.00     -12407.23      -11460.15      -13083.53       -69494.84     -5636.87
CYLINDER & LEASE INCOME                     0.00      18237.43       15451.65       15634.50          250.00     23607.92
MISCELLANEOUS INCOME                        0.00        867.32        2898.31        1255.88         3152.17      1782.09
                                     -----------   -----------    -----------    -----------    ------------  -----------
   TOTAL INCOME                        170335.94     425014.19      443619.58      278978.07      1863870.07    364756.29
                                     -----------   -----------    -----------    -----------    ------------  -----------
SALARIES & WAGES                       105434.57     218311.46      145080.48      108398.40       638597.08    119274.15
REPAIRS                                  1508.03      10892.31       12457.97        6680.10        66583.73      9878.04
BAD DEBTS                                   0.00       7676.53        2057.27       20483.51        47890.01      1779.18
RENTS                                       0.00       7991.25        3600.00           0.00            0.00         0.00
TAXES                                    6393.65      19551.77       17310.71        8483.12        69743.61     15816.64
INTEREST                                    0.00     114101.51         188.00        3095.81        34153.25       374.24
CONTRIBUTIONS                               0.00        113.33          83.33          98.33         8875.98       300.92
DEPRECIATION                             6048.98      88271.41       35415.53       22570.98       314850.78     42354.67
ADVERTISING                                 0.00       8619.07        3675.80        1517.92        16161.43      4236.66
PENSION, PROFIT SHARING                   502.91        620.00         960.97         635.53          936.89       612.56
EMPLOYEE BENEFIT PROGRAMS               10998.34      21895.18       13166.77       16240.99        55752.09      7964.60
AMORTIZATION                                0.00          0.00           0.00           0.00            0.00         0.00
BONDS & LICENSES                          385.00       1042.50        1404.00         300.00         2634.00       457.00
DUES & SUBSCRIPTIONS                        0.00        725.44         570.71         761.54         2255.84       600.71
INSURANCE                                   0.00      14108.00       12787.00       11148.00        57847.00      9387.00
PROFESSIONAL FEES                         625.00       1080.00        1295.12        1450.00         6590.28      1418.75
ADMINISTRATIVE, OFFICE                     10.26      11993.45       11104.95        6198.03        49659.17     13487.65
AUTO & TRUCK EXPENSE                        0.00      53547.17       35481.84       25888.68       252236.04     30968.15
TRAVEL                                 110338.98        268.18         686.76         710.63         1596.87       753.68
TELEPHONE                                   0.00      11681.28        3438.07        3516.31        34679.47      4654.73
UTILITIES                                   0.00       5283.19        2628.99        3347.49        10990.39      4357.68
SELLING EXPENSE                             0.00         50.00         104.60           0.00          304.64        25.00
SHOP SUPPLIES EXPENSE                       0.00        499.27        1850.39         975.00        10843.38      1541.05
MISCELLANEOUS                              12.30       1668.31        3504.47         293.25         4949.88      1580.80
OUTSIDE SERVICES & COLLECTION            6000.00       7200.00        7426.60        7200.00        11988.71      7352.22
UTILITY MERCHANDISING,JOBBING               0.00          0.00           0.00           0.00            0.00         0.00
UTILITY PLANT OPERATING EXPENS              0.00          0.00           0.00           0.00            0.00         0.00
COMMITMENT FEE                              0.00          0.00           0.00           0.00            0.00         0.00
                                     -----------   -----------    -----------    -----------    ------------  -----------
   TOTAL DEDUCTIONS                    248258.02     607190.61      316280.33      249993.62      1700120.52    279176.08
   INCOME TAXES                        -29100.00     -68300.00       47500.00       12400.00        64000.00     31900.00
                                     -----------   -----------    -----------    -----------    ------------  -----------
NET INCOME(LOSS)                       -48822.08    -113876.42       79839.25       16584.45        99749.55     53680.21
                                     ===========   ===========    ===========    ===========    ============  ===========






                                         TROUP        ECONOMY       MARION CTY      ARROWOOD       TOTAL TGF
                                     ------------   ------------    -----------    -----------    ------------

   INCOME
GROSS SALES LESS RETURNS                482336.79      325872.96     391777.62       15397.50       6674246.46
COST OF GOODS SOLD                      139703.00       99629.76     126788.47          -0.80       2587101.22
                                     ------------   ------------    ----------     ----------     ------------
GROSS PROFIT                            342633.79      226243.20     264989.15       15398.30       4087145.24
DIVIDEND INCOME                              0.00           0.00          0.00           0.00             0.00
INTEREST INCOME                           2760.82        2311.33       1649.60         422.97        169006.53
GROSS RENTS                                  0.00           0.00         42.00      399329.45        415731.89
GAIN(LOSS)SALE OF FIXED ASSETS            -800.00           0.00          0.00       -6970.71          3030.94
SERVICE CALLS & CONTRACTED SER           20012.89        5961.53       8451.35           0.00        183040.56
ADMINISTRATIVE FEE                       -6446.51       -4976.85      -6667.12      -24000.00       -154173.10
CYLINDER & LEASE INCOME                  35038.00       12627.00      18450.74           0.00        139297.24
MISCELLANEOUS INCOME                      1384.10         786.75        473.21           5.00         12604.83
                                     ------------   ------------    ----------     ----------     ------------
   TOTAL INCOME                         394583.09      242952.96     287388.93      384185.01       4855684.13
                                     ------------   ------------    ----------     ----------     ------------
SALARIES & WAGES                        111822.92       67667.25      71973.14       30492.93       1617052.38
REPAIRS                                   9880.49        3683.65       6646.53       10406.41        138617.26
BAD DEBTS                                 4215.41        3442.48       1550.46           0.00         89094.85
RENTS                                        0.00           0.00       3600.00           0.00         15191.25
TAXES                                    13456.92        7293.00       4744.30       41928.95        204722.67
INTEREST                                   200.72       34160.46       1853.22       19509.43        207636.64
CONTRIBUTIONS                              108.33          83.33         83.33          93.33          9840.21
DEPRECIATION                             22347.33       34687.47      32834.46       17098.49        616480.10
ADVERTISING                               2886.06        3677.39       9767.06        4299.76         54841.15
PENSION, PROFIT SHARING                    448.25         300.00         -2.00         560.00          5575.11
EMPLOYEE BENEFIT PROGRAMS                19999.75        4476.96      10359.93         216.15        161070.76
AMORTIZATION                                 0.00           0.00          0.00           0.00             0.00
BONDS & LICENSES                          1375.00         480.00        573.75        2433.00         11084.25
DUES & SUBSCRIPTIONS                       570.71         570.71        570.71         923.00          7549.37
INSURANCE                                14150.00        6780.00       2846.00        5539.00        134592.00
PROFESSIONAL FEES                         1365.00         965.00       1152.50         850.00         16791.65
ADMINISTRATIVE, OFFICE                   12583.61        6553.50       5490.04        1982.65        119063.31
AUTO & TRUCK EXPENSE                     40276.38       18256.03      22431.59         409.68        479495.56
TRAVEL                                      36.00           0.00          0.00           0.00        114391.10
TELEPHONE                                 5421.69        1182.82       1427.41         657.68         66659.46
UTILITIES                                 3800.55        1216.90       2354.08       34461.05         68440.32
SELLING EXPENSE                             84.39          25.00         25.00         607.58          1226.21
SHOP SUPPLIES EXPENSE                     1164.05         155.12        170.04          61.48         17259.78
MISCELLANEOUS                             1690.73        1050.24        887.35        1067.68         16705.01
OUTSIDE SERVICES & COLLECTION             7200.00        8008.66       7333.10        3600.00         73309.29
UTILITY MERCHANDISING,JOBBING                0.00           0.00          0.00           0.00             0.00
UTILITY PLANT OPERATING EXPENS               0.00           0.00          0.00           0.00             0.00
COMMITMENT FEE                               0.00           0.00          0.00           0.00             0.00
                                     ------------   ------------    ----------     ----------     ------------
   TOTAL DEDUCTIONS                     275084.29      204715.97     188672.00      177198.25       4246689.69
   INCOME TAXES                          44600.00       14000.00      36800.00       77400.00        231200.00
                                     ------------   ------------    ----------     ----------     ------------

NET INCOME(LOSS)                         74898.80       24236.99      61916.93      129586.76        377794.44
                                     ============   ============    ==========     ==========     ============

                                     DAWSON NGL    DAWSON HDQ    TOTAL DAWSON
                                     ----------   -----------    ------------
ASSETS  Dawson Oil Co., Ltd. 1/31/99

CASH                                    -889.62     -32111.83       -33001.45
TRADE NOTES AND ACCOUNTS REC         2413983.19        938.44      2414921.63
ALLOWANCE FOR BAD DEBTS               -71000.00          0.00       -71000.00
INVENTORIES                          3901761.35          0.00      3901761.35
PREPAID EXPENSES                       59473.67       9186.00        68659.67
ACCRUED INTEREST RECEIVABLE                0.00          0.00            0.00
NOTES RECEIVABLE,OTHER                     0.00          0.00            0.00
LOANS TO STOCKHOLDERS                      0.00          0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY        142618.64     745045.83       887664.47
OTHER INVESTMENTS                          0.00          0.00            0.00
BUILDINGS & OTHER DEPRECIABLE          52361.95    1245536.74      1297898.69
ACCUMULATED DEPRECIATION              -46769.88    -284355.20      -331125.08
LAND                                       0.00          0.00            0.00
INTANGIBLE ASSETS                          0.00          0.00            0.00
CSV LIFE INSURANCE                         0.00          0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB             0.00          0.00            0.00
INVESTMENT IN ASSOCIATED CO                0.00          0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE             0.00          0.00            0.00
LAND HELD FOR INVESTMENT                   0.00          0.00            0.00
GOODWILL                                1000.00          0.00         1000.00
MISCELLANEOUS DEFERRED DEBITS              0.00          0.00            0.00
                                     ----------   -----------    ------------
  TOTAL ASSETS                       6452539.30    1684239.98      8136779.28
                                     ==========   ===========    ============

  LIABILITIES & EQUITY
ACCOUNTS PAYABLE                     3329703.07      17774.81      3347477.88
ACCRUED PAYROLL                        10460.53          0.00        10460.53
TAXES OTHER THAN INCOME                 2596.78        117.07         2713.85
INTEREST PAYABLE                           0.00          0.00            0.00
INCOME TAXES PAYABLE                       0.00      18644.33        18644.33
CUSTOMER DEPOSITS                          0.00          0.00            0.00
DIVIDENDS PAYABLE                          0.00          0.00            0.00
OTHER CURRENT LIABILITIES               3685.70          0.00         3685.70
NOTES PAYABLE INTERCOMPANY           3631812.83          0.00      3631812.83
NOTES PAYABLE                              0.00     767986.63       767986.63
DEFERRED INCOME TAXES                -200800.00     168100.00       -32700.00
OTHER DEFERRED CREDITS                     0.00          0.00            0.00
DEFERRED LOSS                              0.00          0.00            0.00
PREFERRED STOCK                            0.00          0.00            0.00
COMMON STOCK                           10000.00          0.00        10000.00
PAID IN OR CAPITAL SURPLUS                 0.00          0.00            0.00
RETAINED EARNINGS                    -334919.61     711617.14       376697.53
TREASURY STOCK                             0.00          0.00            0.00
                                     ----------   -----------    ------------
  TOTAL LIABILITIES & EQUITY         6452539.30    1684239.98      8136779.28
                                     ==========   ===========    ============

                                    DAWSON NGL      DAWSON HDQ  TOTAL DAWSON
                                    -----------     ----------  ------------
   DAWSON OIL CO., LTD 1/31/99
   INCOME
GROSS SALES LESS RETURNS            24437829.95           0.00   24437829.95
COST OF GOODS SOLD                  24329822.29      -51206.71   24278615.58
                                    -----------     ----------   -----------
GROSS PROFIT                          108007.66       51206.71     159214.37
DIVIDEND INCOME                           00.00          00.00          0.00
INTEREST INCOME                        81035.52       15456.64      96492.16
GROSS RENTS                                0.00           0.00          0.00
GAIN(LOSS)SALE OF FIXED ASSETS             0.00           0.00          0.00
SERVICE CALLS & CONTRACTED SER             0.00           0.00          0.00
ADMINISTRATIVE FEE                    -24000.00           0.00     -24000.00
CYLINDER & LEASE INCOME                 2556.00           0.00       2556.00
MISCELLANEOUS INCOME                       0.00           0.00          0.00
                                    -----------     ----------   -----------
   TOTAL INCOME                       167599.18       66663.35     234262.53
                                    -----------     ----------   -----------
SALARIES & WAGES                      117479.80           0.00     117479.80
REPAIRS                                    0.00           0.00          0.00
BAD DEBTS                              18000.00           0.00      18000.00
RENTS                                  11863.58       15653.16      27516.74
TAXES                                   8040.73           0.00       8040.73
INTEREST                              212235.79       69185.54     281421.33
CONTRIBUTIONS                              0.00           0.00          0.00
DEPRECIATION                            3412.55      111623.78     115036.33
ADVERTISING                             1213.37           0.00       1213.37
PENSION, PROFIT SHARING                  880.14           0.00        880.14
EMPLOYEE BENEFIT PROGRAMS               2518.72         118.72       2637.44
AMORTIZATION                               0.00           0.00          0.00
BONDS & LICENSES                          50.00         470.00        520.00
DUES & SUBSCRIPTIONS                    1331.95        2008.00       3339.95
INSURANCE                               4270.00       10995.00      15265.00
PROFESSIONAL FEES                      10979.29         625.00      11604.29
ADMINISTRATIVE, OFFICE                 44916.60          30.33      44946.93
AUTO & TRUCK EXPENSE                       0.00           0.00          0.00
TRAVEL                                   619.06     -143480.67    -142861.61
TELEPHONE                               7723.78         977.44       8701.22
UTILITIES                                  0.00           0.00          0.00
SELLING EXPENSE                            0.00           0.00          0.00
SHOP SUPPLIES EXPENSE                      0.00           0.00          0.00
MISCELLANEOUS                           2720.47         193.65       2914.12
OUTSIDE SERVICES & COLLECTION              0.00        6000.00       6000.00
UTILITY MERCHANDISING,JOBBING              0.00           0.00          0.00
UTILITY PLANT OPERATING EXPENS             0.00           0.00          0.00
COMMITMENT FEE                             0.00           0.00          0.00
                                    -----------     ----------   -----------
   TOTAL DEDUCTIONS                   448255.83       74399.95     522655.78
   INCOME TAXES                      -133321.00        2221.00    -131100.00
                                    -----------     ----------   -----------
NET INCOME(LOSS)                     -147335.65       -9957.60    -157293.25
                                    ===========     ==========   ===========

                                         HIAWATHA    MBG-MINN    OLSON`S           TOMAH         MNG      MIDWEST LPG   TOTAL OT SUB
                                         --------    --------    -------          ------        ------    -----------   ------------
   ASSETS    OTHER SUBSIDIARIES 1/31/99

CASH                                      7263.58     5471.40    10572.58         1703.50       3211.55          0.00       28222.61
TRADE NOTES AND ACCOUNTS REC             53182.06    94021.70    36453.00        26762.77    1374004.21          0.00     1584423.74
ALLOWANCE FOR BAD DEBTS                  -8000.00    -2600.00    -2500.00        -5000.00     -23000.00          0.00      -41100.00
INVENTORIES                              14318.16    31658.56    81101.31        22507.63     280574.59          0.00      430160.25
PREPAID EXPENSES                          4676.00     4757.00    55641.14         3480.00      96557.64        224.00      165335.78
ACCRUED INTEREST RECEIVABLE                  0.00        0.00        0.00            0.00          0.00          0.00           0.00
NOTES RECEIVABLE,OTHER                       0.00        0.00        0.00            0.00          0.00          0.00           0.00
LOANS TO STOCKHOLDERS                        0.00        0.00        0.00            0.00          0.00          0.00           0.00
NOTES RECEIVABLE, INTERCOMPANY              80.95      604.51      237.82            0.00         33.76          0.00         957.04
OTHER INVESTMENTS                            0.00        0.00        0.00            0.00        750.00          0.00         750.00
BUILDINGS & OTHER DEPRECIABLE           613231.87   562611.27  1179328.69       626365.39   15452229.72      20435.73    18454202.67
ACCUMULATED DEPRECIATION               -458957.35  -419448.54  -778805.06      -472636.99   -5004778.95     -18535.73    -7153162.62
LAND                                     22297.87    20449.84    11037.00         2000.00      32262.59          0.00       88047.30
INTANGIBLE ASSETS                            0.00        0.00        0.00            0.00          0.00          0.00           0.00
CSV LIFE INSURANCE                           0.00        0.00        0.00            0.00          0.00          0.00           0.00
INVESTMENT IN WHOLLY OWNED SUB               0.00        0.00        0.00            0.00          0.00          0.00           0.00
INVESTMENT IN ASSOCIATED CO                  0.00        0.00        0.00            0.00          0.00          0.00           0.00
UNAMORTIZED DEFERRED DEBT EXPE               0.00        0.00        0.00            0.00      18758.08          0.00       18758.08
LAND HELD FOR INVESTMENT                     0.00        0.00        0.00            0.00          0.00          0.00           0.00
GOODWILL                                     0.00        0.00        0.00          250.00          0.00          0.00         250.00
MISCELLANEOUS DEFERRED DEBITS                0.00        0.00        0.00            0.00          0.00          0.00           0.00
                                       ----------   ---------  ----------       ---------   -----------     ---------    -----------
  TOTAL ASSETS                          248093.14   297525.74   593066.48       205432.30   12230603.19       2124.00    13576844.85
                                       ==========   =========  ==========       =========   ===========     =========    ===========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                         25626.85   106347.55    30572.66        11313.36     779742.61       1998.25      955601.28
ACCRUED PAYROLL                           6975.96     8789.46     8136.37         8348.78      41067.41          0.00       73317.98
TAXES OTHER THAN INCOME                   4938.35     4005.91     5698.32         2644.06      26268.76          0.00       43555.40
INTEREST PAYABLE                             0.00        0.00        0.00            0.00     100088.91          0.00      100088.91
INCOME TAXES PAYABLE                      1526.47     2327.69     6430.77         1625.32      10902.45       -379.00       22433.70
CUSTOMER DEPOSITS                         5040.00     6620.00       80.00        16120.00      32591.49          0.00       60451.49
DIVIDENDS PAYABLE                            0.00        0.00        0.00            0.00          0.00          0.00           0.00
OTHER CURRENT LIABILITIES                    0.00        0.00        0.00           50.94     208988.97          0.00      209039.91
NOTES PAYABLE INTERCOMPANY               20742.08    35306.54   256950.34        40739.54    1236794.92       9075.54     1599608.96
NOTES PAYABLE                                0.00        0.00        0.00            0.00    3560658.38          0.00     3560658.38
DEFERRED INCOME TAXES                    83100.00    57500.00    44600.00        67000.00     786600.00      23500.00     1062300.00
OTHER DEFERRED CREDITS                       0.00        0.00        0.00            0.00      11811.91          0.00       11811.91
DEFERRED LOSS                                0.00        0.00        0.00            0.00          0.00          0.00           0.00
PREFERRED STOCK                              0.00        0.00        0.00            0.00          0.00          0.00           0.00
COMMON STOCK                              1000.00    40000.00   136900.00          500.00     627070.00       1000.00      806470.00
PAID IN OR CAPITAL SURPLUS                   0.00     3895.00     2755.00            0.00    1557961.00          0.00     1564611.00
RETAINED EARNINGS                        99143.43    32733.59   100943.02        57090.30    3250056.38     -33070.79     3506895.93
TREASURY STOCK                               0.00        0.00        0.00            0.00          0.00          0.00           0.00
                                       ----------   ---------  ----------       ---------   -----------     ---------    -----------
   TOTAL LIABILITIES & EQUITY           248093.14   297525.74   593066.48       205432.30   12230603.19       2124.00    13576844.85
                                       ==========   =========  ==========       =========   ===========     =========    ===========

                                         HIAWATHA           MBG-MINN             OLSON'S                TOMAH
                                        ---------           ---------           ---------            ----------
   OTHER SUBSIDIARIES 1/31/99
   INCOME
GROSS SALES LESS RETURNS                567977.80           582337.94           917291.37             505351.66
COST OF GOODS SOLD                      280663.61           313408.69           509288.39             253435.09
                                        ---------           ---------           ---------             ---------
GROSS PROFIT                            287314.19           268929.25           408002.98             251916.57
DIVIDEND INCOME                              0.00                0.00                0.00                  0.00
INTEREST INCOME                           5911.48             2453.08             5306.23               2490.77
GROSS RENTS                                225.00            39144.00             2832.35                  0.00
GAIN(LOSS)SALE OF FIXED ASSETS              25.00                0.00                0.00                  0.00
SERVICE CALLS & CONTRACTED SER            6055.75             8972.95            14758.24               6778.48
ADMINISTRATIVE FEE                      -16748.28           -16556.58           -14247.56             -13785.95
CYLINDER & LEASE INCOME                     34.00               61.00              290.40                 64.00
MISCELLANEOUS INCOME                        -2.00              244.02               89.56                262.09
                                        ---------           ---------           ---------             ---------
   TOTAL INCOME                         282815.14           303247.72           417032.20             247725.96
                                        ---------           ---------           ---------             ---------
SALARIES & WAGES                         87543.18            97258.24           166402.34              85217.88
REPAIRS                                  12937.69             6307.50             6191.68              12449.89
BAD DEBTS                                 1622.60             4996.99             1988.92               3421.70
RENTS                                        0.00             5573.00            12545.73                514.99
TAXES                                     9102.12            13057.10            15980.03               8346.07
INTEREST                                   237.69              670.59            11176.89               1868.41
CONTRIBUTIONS                             1077.69              347.62               83.33                 83.33
DEPRECIATION                             40161.41            24403.79            54789.40              28718.08
ADVERTISING                               8198.34             6106.27             7952.92               6417.23
PENSION, PROFIT SHARING                    263.93              501.00              891.85                492.00
EMPLOYEE BENEFIT PROGRAMS                 8418.68            10751.58            11611.89               8118.28
AMORTIZATION                                 0.00                0.00                0.00                  0.00
BONDS & LICENSES                           130.00              150.00              185.00                 35.00
DUES & SUBSCRIPTIONS                       420.71              528.71              595.83                402.53
INSURANCE                                 7034.00             8095.00            10367.00               5742.00
PROFESSIONAL FEES                          950.00              950.00             2200.00               1200.00
ADMINISTRATIVE, OFFICE                    7610.13             5114.67             6854.44               8336.39
AUTO & TRUCK EXPENSE                     22182.10            22191.44            15958.43              18352.71
TRAVEL                                       0.00                0.00              722.33                  0.00
TELEPHONE                                 1783.03             2312.30             3057.48                944.86
UTILITIES                                 1250.29             6498.83             3072.82               1656.00
SELLING EXPENSE                            648.21              830.00             1601.15                310.00
SHOP SUPPLIES EXPENSE                     2280.68             2812.89             7580.42                450.84
MISCELLANEOUS                             1103.81            12985.27            23445.51                297.91
OUTSIDE SERVICES & COLLECTION             6861.39             2497.86             6325.88               6500.17
UTILITY MERCHANDISING,JOBBING                0.00                0.00                0.00                  0.00
UTILITY PLANT OPERATING EXPENS               0.00                0.00                0.00                  0.00
COMMITMENT FEE                               0.00                0.00                0.00                  0.00
                                        ---------           ---------           ---------             ---------
   TOTAL DEDUCTIONS                     221817.68           234940.65           371581.27             199876.27
   INCOME TAXES                          21800.00            24300.00            18500.00              18900.00
                                        ---------           ---------           ---------             ---------

NET INCOME(LOSS)                         39197.46            44007.07            26950.93              28949.69
                                        =========           =========           =========             =========

                                          MNG              MIDWEST LPG        TOTAL OT SUB
                                       ----------           ---------          ----------
   INCOME
GROSS SALES LESS RETURNS               7401910.83                0.00          9974869.60
COST OF GOODS SOLD                     4989265.33                0.00          6346061.11
                                       ----------           ---------          ----------
GROSS PROFIT                           2412645.50                0.00          3628808.49
DIVIDEND INCOME                              0.00                0.00                0.00
INTEREST INCOME                            291.98               28.10            16481.64
GROSS RENTS                               2625.00                0.00            44826.35
GAIN(LOSS)SALE OF FIXED ASSETS               0.00                0.00               25.00
SERVICE CALLS & CONTRACTED SER           79162.47            44965.04           160692.93
ADMINISTRATIVE FEE                           0.00                0.00           -61338.37
CYLINDER & LEASE INCOME                      0.00                0.00              449.40
MISCELLANEOUS INCOME                         0.00                0.00              593.67
                                       ----------            --------          ----------
   TOTAL INCOME                        2494724.95            44993.14          3790539.11
                                       ----------            --------          ----------
SALARIES & WAGES                        381837.94                0.00           818259.58
REPAIRS                                 107640.33                0.00           145527.09
BAD DEBTS                                 8632.00                0.00            20662.21
RENTS                                    36978.05                0.00            55611.77
TAXES                                   141738.72                0.00           188224.04
INTEREST                                447020.69              302.64           461276.91
CONTRIBUTIONS                                0.00                0.00             1591.97
DEPRECIATION                            514906.15             1853.56           664832.39
ADVERTISING                              -4928.02                0.00            23746.74
PENSION, PROFIT SHARING                   2163.58                0.00             4312.36
EMPLOYEE BENEFIT PROGRAMS                32853.66                0.00            71754.09
AMORTIZATION                              2420.40                0.00             2420.40
BONDS & LICENSES                             0.00              110.00              610.00
DUES & SUBSCRIPTIONS                         0.00                0.00             1947.78
INSURANCE                                10127.00              461.00            41826.00
PROFESSIONAL FEES                        60743.24              400.00            66443.24
ADMINISTRATIVE, OFFICE                   19177.54              153.46            47246.63
AUTO & TRUCK EXPENSE                         0.00             1138.47            79823.15
TRAVEL                                       0.00              451.55             1173.88
TELEPHONE                                    0.00              296.77             8394.44
UTILITIES                                    0.00                0.00            12477.94
SELLING EXPENSE                          10765.36                0.00            14154.72
SHOP SUPPLIES EXPENSE                        0.00                0.00            13124.83
MISCELLANEOUS                            13245.23                0.00            51077.73
OUTSIDE SERVICES & COLLECTION            82484.74                0.00           104670.04
UTILITY MERCHANDISING,JOBBING                0.00                0.00                0.00
UTILITY PLANT OPERATING EXPENS           38851.73                0.00            38851.73
COMMITMENT FEE                               0.00                0.00                0.00
                                       ----------            --------          ----------
   TOTAL DEDUCTIONS                    1906658.34             5167.45          2940041.66
   INCOME TAXES                         228300.07            15700.00           327500.07
                                       ----------            --------          ----------

NET INCOME(LOSS)                        359766.54            24125.69           522997.38
                                       ==========            ========          ==========

                                                          CMI
                                                       ---------
   ASSETS     Consolidated Midwest, Inc. (Only) 1/31/99
CASH                                                   -9820.00
TRADE NOTES AND ACCOUNTS REC                               0.00
ALLOWANCE FOR BAD DEBTS                                    0.00
INVENTORIES                                                0.00
PREPAID EXPENSES                                           0.00
ACCRUED INTEREST RECEIVABLE                                0.00
NOTES RECEIVABLE,OTHER                                     0.00
LOANS TO STOCKHOLDERS                                      0.00
NOTES RECEIVABLE, INTERCOMPANY                             0.00
OTHER INVESTMENTS                                          0.00
BUILDINGS & OTHER DEPRECIABLE                              0.00
ACCUMULATED DEPRECIATION                                   0.00
LAND                                                       0.00
INTANGIBLE ASSETS                                          0.00
CSV LIFE INSURANCE                                         0.00
INVESTMENT IN WHOLLY OWNED SUB                      18350627.73
INVESTMENT IN ASSOCIATED CO                                0.00
UNAMORTIZED DEFERRED DEBT EXPE                             0.00
LAND HELD FOR INVESTMENT                                   0.00
GOODWILL                                                   0.00
MISCELLANEOUS DEFERRED DEBITS                              0.00
                                                    -----------

  TOTAL ASSETS                                      18340807.73
                                                    ===========
  LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                           0.00
ACCRUED PAYROLL                                            0.00
TAXES OTHER THAN INCOME                                    0.00
INTEREST PAYABLE                                           0.00
INCOME TAXES PAYABLE                                     930.00
CUSTOMER DEPOSITS                                          0.00
DIVIDENDS PAYABLE                                          0.00
OTHER CURRENT LIABILITIES                                  0.00
NOTES PAYABLE INTERCOMPANY                           5108315.19
NOTES PAYABLE                                         861841.08
DEFERRED INCOME TAXES                                      0.00
OTHER DEFERRED CREDITS                                     0.00
DEFERRED LOSS                                              0.00
PREFERRED STOCK                                            0.00
COMMON STOCK                                          178725.00
PAID IN OR CAPITAL SURPLUS                           1535221.00
RETAINED EARNINGS                                   10655775.46
TREASURY STOCK                                             0.00
                                                    -----------
  TOTAL LIABILITIES & EQUITY                        18340807.73
                                                    ===========

                                           CMI
                                          -----

CONSOLIDATED MIDWEST, INC. (ONLY) 1/31/99
   INCOME
GROSS SALES LESS RETURNS                     0.00
COST OF GOODS SOLD                           0.00
                                        ---------
GROSS PROFIT                                 0.00
DIVIDEND INCOME                              0.00
INTEREST INCOME                              0.00
GROSS RENTS                                  0.00
GAIN(LOSS)SALE OF FIXED ASSETS               0.00
SERVICE CALLS & CONTRACTED SER               0.00
ADMINISTRATIVE FEE                           0.00
CYLINDER & LEASE INCOME                      0.00
MISCELLANEOUS INCOME                         0.00
                                        ---------
   TOTAL INCOME                              0.00
                                        ---------
SALARIES & WAGES                             0.00
REPAIRS                                      0.00
BAD DEBTS                                    0.00
RENTS                                        0.00
TAXES                                        0.00
INTEREST                                 72148.00
CONTRIBUTIONS                                0.00
DEPRECIATION                                 0.00
ADVERTISING                                  0.00
PENSION, PROFIT SHARING                      0.00
EMPLOYEE BENEFIT PROGRAMS                    0.00
AMORTIZATION                                 0.00
BONDS & LICENSES                            25.00
DUES & SUBSCRIPTIONS                         0.00
INSURANCE                                    0.00
PROFESSIONAL FEES                            0.00
ADMINISTRATIVE, OFFICE                       6.65
AUTO & TRUCK EXPENSE                         0.00
TRAVEL                                       0.00
TELEPHONE                                    0.00
UTILITIES                                    0.00
SELLING EXPENSE                              0.00
SHOP SUPPLIES EXPENSE                        0.00
MISCELLANEOUS                                0.00
OUTSIDE SERVICES & COLLECTION                0.00
UTILITY MERCHANDISING,JOBBING                0.00
UTILITY PLANT OPERATING EXPENSE              0.00
COMMITMENT FEE                               0.00
                                        ---------
   TOTAL DEDUCTIONS                      72179.65
   INCOME TAXES                         -24500.00
                                        ---------
NET INCOME(LOSS)                        -47679.65
                                        =========
